November 2, 2017

Via EDGAR

Sergio Chinos

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADM Endeavors, Inc. Registration Statement on Form S-1/A Filed May 13, 2015 and made effective May 14, 2015 File No. 333-201351 Application for Withdrawal

Dear Mr. Griswold:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ADM Endeavors, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1/A (SEC File No. 333-201351) which was filed on May 13, 2015 and made effective on May 14, 2015, along with any exhibits filed thereto (the “Registration Statement”).

No securities have been sold or will be sold under the Registration Statement.

Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please address any questions you may have to Chase Chandler, Esq. at Brunson Chandler & Jones, PLLC, 175 S. Main Street, Suite 1410, Salt Lake City, UT 84111; telephone (801) 303-5772; email chase@bcjlaw.com.

Sincerely,

ADM Endeavors, Inc.

By:	/s/ Ardell Mees
Ardell Mees
CEO, CFO, Director